STR HOLDINGS LLC

10 Water Street

Enfield, Connecticut 06082

October 7, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:          STR Holdings LLC–

Registration Statement on Form S-1, Registration No. 333-152683

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), STR Holdings LLC (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-152683), together with all exhibits thereto, initially filed on July 31, 2008 (collectively, the “Old Registration Statement”).

The Company has determined that, in connection with a corporate reorganization, the initial registrant, STR Holdings LLC, shall be instead STR Holdings (New) LLC. The Company intends to withdraw the Old Registration Statement, and file a Registration Statement on Form S-1 in the name of STR Holdings (New) LLC.  The Company hereby confirms that no securities have been or will be sold pursuant to the Old Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Old Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Old Registration Statement to me at the above-mentioned address, facsimile number 860-749-9158, with a copy to Alexander D. Lynch, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10153, facsimile number (212) 310-8007.

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If you have any questions with respect to this matter, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Sincerely,
STR HOLDINGS LLC

/s/ Barry A. Morris
Barry A. Morris
Executive Vice President & Chief Financial Officer